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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                         (Amendment No. __________ )*

                        Patient Safety Technologies, Inc
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   70322H106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 August 1, 2008
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

            |_|   Rule 13d-1(b)

            |X|   Rule 13d-1(c)

            |_|   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


SEC 1745 (3-06)

CUSIP No.                             13G

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

Compass Global Management, Ltd
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a)  |_|
     (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
--------------------------------------------------------------------------------
               5    SOLE VOTING POWER

                    2,600,000 shares
               -----------------------------------------------------------------
  NUMBER OF    6    SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           2,600,000 shares
    WITH:      -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,600,000 shares of common stock; warrants to acquire 1,000,000 shares of common stock
--------------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) |_|


--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

10.09% of issued common stock; 15.43% assuming warrants exercised
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
--------------------------------------------------------------------------------

CUSIP No.                             13G

Item 1(a).  Name of Issuer: Patient Safety Technologies, Inc.


Item 1(b).  Address of Issuer's Principal Executive Offices:

            43460 Ridge Park Drive, Suite 140,
            Temecula, CA  92590

Item 2(a).  Name of Person Filing:  Compass Global Management, Ltd


Item 2(b).  Address of Principal Business Office, or if None, Residence:

            Compass Global Management, Ltd.
            c/o M&C Corporate Services limited
            P.O. Box 309 GT, Ugland House
            South Church Street, Georgetown
            Grand Cayman, Cayman Islands

Item 2(c).  Citizenship: Cayman Islands


Item 2(d).  Title of Class of Securities: common stock


Item 2(e).  CUSIP Number: 70322H106


Item 3.     If this statement is filed pursuant to ss.240.13d-1(b), or 240.13d-2
            (b) or (c), check whether the person filing is a:

      (a) |_| Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

      (b)   |_| Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

      (c) |_| Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

      (d) |_| Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

      (e)   |_| An  investment  adviser in  accordance  with  ss.240.13d-1(b)(1)
            (ii)(E);

      (f) |_| An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

      (g) |_| A parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G);

      (h) |_| A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12U.S.C. 1813);

      (i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

      (j)   |_| Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

CUSIP No.                             13G


Item 4.     Ownership.

      Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

      (a) Amount beneficially owned: 1,600,000 shares of common stock; warrants to acquire 1,000,000 shares of common stock.

      (b) Percent of class: 10.09% of issued common stock; 15.43% assuming warrants exercised.

      (c) Number of shares as to which such person has:

            (i) Sole power to vote or to direct the vote 1,600,000 shares of common stock; 2,600,000 shares assuming full exercise of warrants.

            (ii) Shared power to vote or to direct the vote _______.

            (iii) Sole power to dispose or to direct the disposition of 1,600,000 shares of common stock; 2,600,000 shares assuming full exercise of warrants.

            (iv)  Shared  power to  dispose  or to  direct  the  disposition  of
_______.

Item 5.     Ownership of Five Percent or Less of a Class.

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.     Ownership of More Than Five Percent on Behalf of Another Person.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Item 8.     Identification and Classification of Members of the Group.

                  Shareholders of Compass Global Management, Ltd are as follows:
                           Marie Helene Plais---individual
                           Dr. Yves Paul Cotrel---individual
                           Elisabeth Gauzan---individual
                           Dr. Yves Paul Cotrel, Nominee---Usufruct

Item 9.     Notice of Dissolution of Group.


Item 10.    Certifications.

      (a) The following certification shall be included if the statement is filed pursuant to ss.240.13d-1(b):

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

      (b) The following certification shall be included if the statement is filed pursuant to ss.240.13d-1(c):

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     September 3, 2008

                                         ---------------------------------------
                                                         (Date)



                                                     Thomas L Wallace, Sr.
                                         ---------------------------------------
                                                       (Signature)


                                                Director and Investment Mgr.
                                         ---------------------------------------
                                                      (Name/Title)


      The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties for whom copies are to be sent.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

BY THIS POWER OF ATTORNEY, made by way of deed this 1st day of October 2006, Compass Financial Advisors, LLC, a company incorporated in Tennessee with its registered office situated previously at 5100 Wheelis Drive, Suite 107, Memphis, TN 38117 and currently at 795 Ridgelake Boulevard, Suite 106, Memphis, TN 38120, USA, (the "Company"),

HEREBY APPOINTS

Thomas L. Wallace, Sr.
Meredith Poore

acting severally as the Company's true and lawful attorney (the"Attorney") with full powers and authority to the following acts and things in the name of and on behalf of the Company in connection with the normal day-to-day business of the
Company:

      o to sign or to execute as a deed and deliver any documents in connection with the Company's appointment from time to time as investment advisor to any, but not limited to the following: Trade confirmations, expense payments, money transfers, management fee payments, and investor subscriptions and redemptions.

The Company hereby agrees to ratify and confirm whatsoever the said Attorney shall lawfully do by virtue of this deed.

This Power of Attorney is governed by and construed in accordance with Tennessee law and shall be effective from the date hereof.

IN WITNESS whereof this deed has been duly executed on the date first above written.

                                           SIGNATORIES TO THE POWER OF ATTORNEY

Executed as a deed by Compass Financial Advisors, LLC acting by

Managing Partner     .................................... Thomas L. Wallace, Sr.

In the presence of   .................................... Diane Moore

Specimen Signatures

--------------------------------------------------------------------------------
Thomas L. Wallace, Sr.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Meredith Poore
--------------------------------------------------------------------------------

                                     AMENDED
               INVESTMENT MANAGEMENT AND ADMINISTRATION AGREEMENT

THIS AGREEMENT (hereinafter called the "Agreement") is made as of the 27th day of August Two Thousand and Seven.

BETWEEN

COMPASS FINANCIAL ADVISORS, LLC (hereinafter called the "Investment Manager") of 5100 Wheelis Drive, Suite 107, Memphis, TN 38117, USA, of the second part, and as of January 1, 2008 795 Ridgelake Blvd., Suite 106, Memphis, TN 38119

COMPASS GLOBAL MANAGEMENT LTD. (hereinafter called the "Company") of SH Corporate Services, Harbour Centre, P.O. Box 61GT, Grand Cayman, Cayman Islands, British West Indies, of the third part, and on the following premises, terms and conditions:

WHEREAS:-

(A) The Company has been incorporated to offer its shareholders an opportunity to invest in a professionally managed company.

(B) The Investment Manager has been incorporated to provide investment management services.

(C) The Parties wish to enter into this Agreement in order to set forth the terms and conditions upon which the Investment Manager will render and implement investment management services to the Company during the term of this Agreement.

NOW IT IS HEREBY AGREED as follows:

1.    DEFINITIONS AND INTERPRETATION

a) In this Agreement, unless the context otherwise requires, the following expressions shall have the following meanings and words and expressions contained in this Agreement shall bear the same meaning as in the Articles:-

      "the Administrator    means Compass Financial Advisors, LLC

      "the Articles"        means the  Memorandum and Articles of Association of
                            the Investment Manager for the time being in force.

      "Associated person" of the Investment Manager means:-

      i) any person or company beneficially owning, directly or indirectly, 20 per cent or more of the ordinary share capital of the Investment Manager or able to exercise, directly or indirectly, 20 per cent or more of the total votes in the Investment Manager; or

      ii) any person or company controlled by a person who meets one or both of the descriptions given in paragraph (i) above; or

      iii) any company 20 per cent or more of whose ordinary share capital is beneficially owned, directly or indirectly, by the Investment Manager and any company 20 per cent or more of the total votes in which can be exercised, directly or indirectly, by the Investment Manager or:-

      iv) any director or officer of the Investment Manager or of any connected person of the Investment Manager as defined in paragraphs
            (i), (ii) or (iii) above.

      "the Board"              means the Board of Directors of the Company

      "the Company"            means compass Global Management Ltd.

      "the Investment Manager" means Compass Financial Advisors, LLC

      "Party"/"Parties"        means a Party or Parties to this Agreement.


a) In this Agreement headings are for ease of reference only and shall not affect the construction of this Agreement. References to Clauses and Recitals are to the Clauses and the recitals of this Agreement.

b) The singular includes the plural and vice versa and a reference to a person includes a body corporate.

2.    APPOINTMENT OF INVESTMENT MANAGER

      (a) The Investment Manager HEREBY AGREES to act as Investment Manager to the Company and in such capacity the Investment Manager shall carry out such duties as Investment Manager as are hereinafter contained and such other duties as may be required for the period and upon and subject to the terms and conditions hereinafter appearing.

      (b) The Investment Manager shall for all purposes herein be deemed to be an independent contractor and shall unless otherwise expressly provided herein or authorised have no authority to act for or represent the Company in any way or otherwise be deemed an agent of the Company.

3.    CONTROL OF INVESTMENT MANAGER

      The Investment Manager shall observe and comply with the Articles and with the applicable provisions of any disclosure document or any other document relating to the Company distributed by or on behalf of the Company and all resolutions of the Board of which it has notice and other lawful orders and directions given to it from time to time by the Board, and all activities engaged in by the Investment Manager hereunder shall at all times be subject to the control of and review by the Board and any specific or general direction given by the Board shall override the general authorisation given to the Investment Manager hereunder.

4.    POWERS AND DUTIES OF INVESTMENT MANAGER

      Subject to the provisions of Clause 3, the Investment Manager shall be entitled to exercise each of the powers, duties and discretions as are vested in the Board and otherwise as may be customarily vested in and performed by the Directors. In particular but without prejudice to the generality of the foregoing:

      a) The Investment Manager is hereby authorised in its sole discretion to invest and reinvest all or any part of the assets allocated to it by the Manager. The Investment Manager will use its independent good faith efforts and shall have discretion in determining the investment and reinvestment of the assets in compliance with the investment objectives set forth in any disclosure document of the Company. The Investment Manager makes no guarantee that the investment it directs pursuant to this Agreement will be profitable or will be protected against loss.

      b) The Investment Manager may negotiate sub-investment management agreements with sub-investment managers, which provide for terms and compensation in the Investment Manager's absolute discretion, which compensation will be payable by the Investment Manager. The Investment Manager shall advise the Company and the Manager of the terms and conditions of such agreements and of the investment strategies of the sub-investment manager.

      c) Upon the commencement of, and with respect to, the trading operations of the Company, the Investment Manager shall have sole authority and responsibility for causing the investment and reinvestment of any assets allocated to it by the Manager in the markets and to instruct the Administrator to arrange the transfer of funds in connection with such trading for the period set forth in this Agreement and in accordance with the trading policies of the Company as set forth in any disclosure document or as otherwise brought to the attention of the Investment Manager (the "Trading Policies"). Prior to the commencement of trading by the Company, the Manager shall deliver to the Investment Manager, and renew if and when necessary, a Power of Attorney and/or an appropriate document of Authorisation appointing the Investment Manager as the Company's agent and attorney-in-fact for such purpose. All commissions and expenses or other transaction costs incurred in the course of the trading of or arising from the trading of, or the administration of, the Company's account shall be charged to the Company's account.

      d) In the event that the Company shall determine that any trading instructions issued by the Investment Manager violate such trading policies, then the Company may cause, or, if appropriate, may request the Investment Manager to cause, the positions which violate such trading policies to be liquidated, and the Investment Manager shall comply with such request. The Investment Manager agrees to notify the Company of any material changes in its trading methods or in the investment strategies of the sub-investment managers.

      e) The Investment Manager will be responsible for confirming to the Administrator that all and any contract confirmations, equity runs, statements or other documentation provided to Administrator by the Introducing Broker Dealer are accurate and reflect the activities instigated by the Investment Manager. For the avoidance of doubt, the parties to this Agreement understand that the Administrator is contractually required to rely on the Introducing Broker Dealer statements and the Investment Manager's verification of the same.

      f) The Investment Manager shall

            i) be responsible for preparing or procuring the preparation of periodic investment management reports for despatch to the shareholders of the Company by the Administrator in such form as the Board may agree;

            ii) supply the Administrator with such information and instructions as may be requisite to enable such persons to perform their duties and shall be responsible for the supervision of the performance by such persons of their obligations and functions;

            iii) be entitled to enter into such contracts in the name of the Company as it shall consider necessary for the performance of its duties, subject to prior approval by the Company and the Investment Manager; and

            iv) pay the remuneration of any sub-investment advisors.

5.    DELEGATION

      (a) The Investment Manager shall be at liberty in the performance of its duties and in the exercise of any of the powers and discretions vested in it hereunder to act by responsible officers for the time being appointed for that purpose and to employ and pay an agent to perform or concur in performing any of the services required to be performed hereunder and may act or rely upon the opinion or advice or any information obtained from any broker, lawyer, valuer, surveyor, auctioneer or other expert whether reporting to the Investment Manager or not, and the Investment Manager shall not be responsible for any loss occasioned because of it so acting.

      (b) The Investment Manager shall be entitled to delegate its functions, powers, discretions, privileges and duties hereunder or any of them to any person, firm or corporation approved by the Board and any such delegation may be on such terms and conditions as the Investment Manager thinks fit, but so that the Investment Manager, except as otherwise provided in Clause 3 of this Agreement, shall remain liable hereunder for any act or omission of any such person, firm or corporation as if such act or omission were its own.

      (c) In the context of this Clause 5, the Board may approve the appointment of an Investment Manager and any Investment Manager appointed may carry out many of the investment management duties and responsibilities of the Investment Manager in accordance with an Investment Management Agreement which would be entered into in advance of such appointment.

6.    THE INVESTMENT MANAGER'S REMUNERATION

            The Investment Manager will be paid a monthy management fee of 0.0833% (1.0% per annum) of the NAV of the Compass Global Fund at the end of each calendar month. The management fee is accrued monthly and paid monthly in arrears and is based on the NAV calculated on the last Business Day of the relevant calendar month.

      An Incentive Fee of 10% will be charged on any returns over Libor plus 2%

7.    TERMINATION

      This Agreement shall continue in force unless and until terminated by any Party giving to the other Parties not less than 90 days written notice (or such shorter notice as the Parties may agree to accept) PROVIDED THAT this Agreement may be determined forthwith by notice in writing by any Party if any other Party:

      (a) shall commit any breach of its obligations under this Agreement and fail to make good such breach within thirty days of receipt of notice from the other Party requiring it so to do;

      (b) shall go into liquidation (except a voluntary liquidation for the purpose of reconstruction or amalgamation upon terms previously approved in writing by the other Party) or if a receiver is appointed over any assets of any Party.

      (c) Following termination of this Agreement and the settling of outstanding accounts hereunder, the Parties hereto shall have no further obligations to each other under this Agreement, except as contemplated by Clause 9 (Limitation of Liability and Indemnity), Clause 13 (Delivery of Documents) and Clause 14 (Confidentiality).

8.    CONFLICTS OF INTEREST

      (a) The Investment Manger shall not, and shall procure that no Associated persons of the Investment Manager shall, deal with the Company as beneficial owner on the sale or purchase of investments to or from the Company except on a basis approved by the Board from time to time or without the consent of the Board otherwise deal with the Company as principal PROVIDED THAT:

            (i) the Investment Manager and any such Associated persons may buy, hold and deal in any investments upon their individual account notwithstanding that similar investments may be held by the Company;

            (ii) the Investment Manager and any such Associated persons may become owners of shares and may hold, dispose or otherwise deal with the same as they think fit;

            (iii) nothing herein contained shall prevent the Investment  Manager or any such Associated persons from contracting or entering into any financial or other transaction with any member of the Company or with any company or body any of whose shares or securities are held by or for the account of the Company or from being interested in any such contract or transaction.

      (b) The duties of the Investment Manager hereunder shall not preclude the Investment Manager from providing services of a like nature to any other person, firm or corporation, and the Investment Manager shall not be liable to account for any profit earned from any such transaction.

9.    LIMITATION OF LIABILITY AND INDEMNITY

      (a) The Investment Manager hereby agrees to use its best efforts and judgement and due care in exercising its duties and the authority granted to it hereunder

            PROVIDED THAT it shall not, in the absence of negligence and wilful default on its part or on the part of its servants or agents, be liable for any loss or damage which the Company may sustain or suffer as the result or in the course of the discharge by the Investment Manager of its duties hereunder.

      (b) The Company agrees to indemnify the Investment Manager and any employee or Associated person of the Investment Manager from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgements, suits, costs, expenses or disbursements of any kind or nature whatsoever (other than those resulting from negligence or wilful default on its part, or on the part of its servants or agents, in performing its obligations or duties hereunder) which may be imposed on, incurred by or asserted against the Investment Manager, or any employee or Associated person of the Investment Manager, in performing its obligations or duties hereunder including, without prejudice to the generality of the foregoing (and other than as aforesaid), any such matters imposed on, incurred by or asserted against the Investment Manager by any person, firm or corporation duly appointed pursuant to Clause 5 (b).

      (c) The Company hereby agrees to use its best efforts and judgements and due care in exercising its duties and the authority granted to it hereunder PROVIDED THAT it shall not, in the absence of negligence and wilful default on its part or on the part of its servants or agents, be liable for any loss or damage which the Investment Manager may sustain or suffer as the result or in the course of the discharge by the Company of its duties hereunder.

      (d) The Investment Manager agrees to indemnify the Company and the employee or associated person of the Company from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgements, suits, costs, expenses or disbursements of any kind or nature whatsoever (other than those resulting from negligence or wilful default on its part, or on the part of its servants or agents, in performing its obligations or duties hereunder) which may be imposed on, incurred by or asserted against the Company or any employee or associated person of the Company in performing its obligations or duties hereunder including, without prejudice to the generality of the foregoing (and other than as aforesaid), any taxes or other sums which the Company may by law be required to deduct from payments made to the Investment Manager pursuant to Clause 6.

      (e) In no case shall either of the Investment Manager, the Company or, as the case may be (the "Indemnifying Party") be liable under this Clause 12 with respect to any claim unless the Indemnifying Party shall be notified in writing of the nature of the claim within a reasonable time after the assertion thereof, but failure to so notify the Indemnifying Party shall not relieve the Indemnifying Party from any liability which it may have otherwise than on account of this Clause 9. The Indemnifying Party shall be entitled to participate at its own expense in the defence of, or, if it so elects within a reasonable time after receipt of such notice, to assume the defence of that portion of any suit so brought relating to the Indemnifying Party's indemnification obligations hereunder, which defence shall be conducted by counsel chosen by it and satisfactory to the Indemnified Party, defendant or defendants therein. In the event that the Indemnifying Party elects to assume the defence of any such suit and retain such counsel, the Indemnified Party, defendant or defendants in the suit, shall bear the fees and expenses of any additional counsel thereafter retained by it or them.

10.   REPRESENTATIONS,   WARRANTIES   AND  COVENANTS  OF  THE  COMPANY  AND  THE
      INVESTMENT MANAGER

      a)    The Company

            The Company represents, warrants and covenants that:

            i) It is a company duly organised and validly existing and is qualified to do business under the laws of the Cayman Islands and is in good standing in other jurisdictions in which the nature or conduct of its business requires such qualification and the failure to so qualify would materially adversely affect either it or the Investment Manager;

            ii) It has full power and authority to perform its obligations under this Agreement;

            iii) This Agreement has been duly and validly authorised, executed and delivered by it and is a valid and binding agreement and is enforceable in accordance with its terms;

            iv) The execution and delivery of this Agreement, the incurrence of the obligations set forth in this Agreement and the performance of its duties hereunder will not violate, or constitute a breach of, or default under, its Articles or other charter documents or any order, rule, law or regulation of any court or any governmental body or administrative agency or panel or self-regulatory organisation having jurisdiction over it;

            v) There is not pending or, to the best of its knowledge, threatened, any action, suit or proceeding before or by any court or other governmental body to which it is a party, or to which any of its assets is subject, which might reasonably be expected to result in any material adverse change in its condition, financial or otherwise. Neither it nor any of its principals has received any notice of an investigation by any regulatory body having jurisdiction over it or any of their principals regarding non-compliance by it, or any of its principals with any relevant legislation;

            vi) It agrees to indemnify and hold harmless the Investment Manager, its affiliates and directors, officers, shareholders, employees and controlling persons to the same extent and on the same terms as set forth in Clause 9 hereof for any claims referred to in such clause resulting from any of the foregoing representations being in any material respect untrue or incomplete.

         b)       The Investment Manager

                  The Investment Manager represents, warrants and covenants that:

                  i) It will comply at all times with all applicable laws, provided however that the Investment Manager shall not be in breach of this section 10 (b) (i) if the
                        Investment Manager takes all such steps as are reasonable or necessary to rectify the Investment Manager's failure to be in compliance therewith within ten days of receiving notice of the Investment Manager's non compliance therewith;

                  ii) It is a company organised, validly existing and in good standing under the laws of the USA. It has full corporate power and authority under the laws of the USA to conduct its business and to perform its respective obligations under this Agreement;

                  iii) This Agreement has been duly and validly authorised, executed and delivered on its behalf and constitutes a valid agreement binding on it and enforceable in accordance with its terms;

                  iv) The execution and delivery of this Agreement, the incurrence of the obligations set forth herein and the consummation of the transactions contemplated herein will not violate or constitute a default under, or a breach of, the Memorandum and Articles of Association of the Investment Manager or the organisational documents of an affiliate of the Investment Manager or any agreement or instrument by which the Investment Manager is bound, or any order, rule, law or regulation applicable to the Investment Manager or any affiliate of the Investment Manager of any court or any governmental body or administrative agency or panel or self-regulatory organisation having jurisdiction over the Investment Manager or any affiliate of the Investment Manager;

                  v) There is not pending or, to the best of the Investment Manager's knowledge, threatened, any action, suit or proceeding before any court, arbitration panel or other governmental body to which the Investment Manager is a party, or to which any of the assets of the Investment Manager is subject. The Investment Manager has not received any notice of an investigation, inquiry or dispute by any governmental body, administrative agency, self-regulatory organisation or exchange regarding any activity of the Investment Manager;

11.   APPROVAL OF MATERIAL DECISIONS

      The Investment Manager will consult with and seek the approval of the Company prior to making any material decisions affecting the Company and/or any sub-investment advisor appointed.

12.   NO EMPLOYMENT OR PARTNERSHIP

      a) Nothing herein shall constitute the Investment Manager an employee of the Company, it being fully understood that in the course of carrying out its obligations under this Agreement the Investment Manager will be acting as an independent contractor.

      b) Neither this Agreement nor the operation of the Company shall constitute a partnership between the Company and the Investment Manager.

13.   DELIVERY OF DOCUMENTS

      Upon the expiration of this Agreement the Investment Manager shall hand over to the Company or as it may direct all books of account, correspondence and records relating to the affairs of the which are in its possession as Investment Manager.

14.   CONFIDENTIALITY

      None of the Parties hereto shall, unless compelled so to do by any court of competent jurisdiction either before or after the termination of this Agreement, disclose to any person not authorised by the relevant Party to receive the same or any information relating to such Party or to the affairs of such Party of which the Party disclosing the same shall have become possessed during the period of this Agreement and all Parties shall use their best endeavours to prevent any such disclosure as aforesaid.

15.   NOTICES

      All notices required to be delivered under this Agreement shall be delivered personally or by courier or by registered post, postage prepaid, return receipt requested, to the address of the Party first written above or to any other address designated by the Party to receive the same by written notice similarly given and any notice given by courier or registered post shall be deemed to have been served at the expiration of fourteen days after it is despatched and in proving such service it shall be sufficient to prove that the envelope containing the notice was properly addressed and sent by courier or registered post and that a receipt was given upon delivery to the said address. Notices sent by fax will only be deemed to have been received if the Party to whom the notice is sent acknowledges receipt of the notice.

16.   ASSIGNMENT

      Neither the benefit nor the burden of this Agreement shall be assigned by any Party save with the consent of the other Parties.

17.   ARTICLES

      No alteration or amendment of the Articles shall be effective for the purpose of this Agreement unless the Investment Manager has assented thereto.

18.   CLAUSES SURVIVING TERMINATION

      The Parties agree to be bound by the terms and conditions of this Agreement as specified in Clauses 9 (Limitation of Liability and Indemnity), 13 (Delivery of Documents) and 14 (Confidentiality) described above which terms and conditions shall survive the termination of this Agreement and remain in force in perpetuity.

19.   ENTIRE AGREEMENT

      This Agreement sets forth the entire agreement and understanding between the Parties hereto as to the matters set out herein.

20.   PROPER LAW

      This Agreement shall be governed by and construed in accordance with the laws of The Cayman Islands.

21.   ARBITRATION

      Any dispute of difference arising between the Parties hereto with regard to the interpretation of this Agreement or the rights or obligations of any Party hereunder or in any other matter relating to the subject matter hereof shall be referred to a single arbitrator to be appointed by the Parties or failing agreement by the Parties such arbitrator to be appointed by the Auditors of the Company for the time being and such arbitration shall be held in The Cayman Islands in accordance with the laws of The Cayman Islands.

22.   AMENDMENT

      This Agreement may not be amended except by the written consent of all Parties.

23.   CORPORATE RESOLUTIONS

      The Signatories of this Agreement confirm that the appropriate Corporate Resolutions authorising the Signatories to execute this Agreement have been passed in accordance with the Charters or Memorandum and Articles of Association of each respective Party, which is a corporate entity.

24.   COUNTERPARTS

      This Agreement may be executed in two or more counterparts each of which will be deemed an original but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF THIS AGREEMENT has been executed the duly authorised representatives of the Parties hereto on the day and year first before written

I        SIGNED
         ------

         by___________________________________________________________________

         for and on behalf of
         COMPASS FINANCIAL ADVISORS, LLC

         in the presence of: ___________________________________________________


II       SIGNED

         by_________________________________________________________________

         for and on behalf of
         COMPASS GLOBAL MANAGEMENT LTD.

         In the presence of ____________________________________________________